January 28, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3720

Attention:              Gary Todd, Senior Accountant

Li Xiao, Accountant

Geoff Kruczek, Senior Attorney

Tim Buchmiller, Attorney

Re:      Avinger, Inc.

Registration Statement on Form S-1

File No. 333-201322

Ladies and Gentlemen:

On behalf of Avinger, Inc. (“Avinger,” the “Company” or “we”), we submit this supplemental letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 26, 2015, relating to Amendment No. 1 to the Registration Statement filed on January 20, 2015 (as revised, the “Registration Statement”).

Avinger provides the following information to supplement its letter to the Staff sent on January 27, 2015.  The Company respectfully submits that it believes the following additional factors increased the valuation of the Company between December 31, 2014 and January 9, 2015, the date that the Company’s lead underwriters presented their valuation to the Company’s management (the “Period”):

•                  The Company received a significant amount of additional positive clinical data during the Period and shortly thereafter.  Specifically, the Company went from having results on 48 lesions from the primary cohort in the VISION trial to having results on 82 lesions from the primary cohort.  In addition, the data continued to come in very positively, as the Company achieved its primary endpoint on 80 of the 82 lesions. The Company’s Pantheris product is very important to the Company’s long-term success and a significant amount of positive data confirming that the Company was on track to meet or exceed the requirements necessary to achieve the primary efficacy endpoint, albeit on a delayed schedule, made it more likely that Pantheris would get approved by the FDA based on its clinical results.

•                  The Company initiated enrollment at two important sites Cedars Sinai and St. Franziskus in Muenster which should help the Company to achieve its enrollment goals for the VISION trial.

•                  The Company raised an additional $8.1 million on December 31, 2014 and $4.2 million on January 9, 2015.  The combined cash raised in these subsequent closings of the Company’s Series E preferred stock financing provided the Company with cash to run its operations for approximately five additional months, further increasing the value of the Company and making it less likely that it would run out of operating capital.

•                  During the week of January 5, 2015, there were a number of positive earnings reports leading up to the well-attended J.P. Morgan Healthcare Conference that took place in San Francisco during the week of January 12, 2015 and multiple transactions were announced during the Period that the Company believes positively influenced valuations in the medical device sector.

•                  During the Period, the Dow Jones Medical Device index rose 1.9% and the S&P SmallCap Health Care Index rose 3.3%.

In addition to the Company’s responses above, the Company notes that it has revised its disclosure on pages 8, 48, 50-51, 68-69 of the Registration Statement to delete references to: 1) $4.50 being considered the fair value of the Company’s common stock as of December 31, 2014 and 2) the stock-based compensation charges calculated on a fair value of $4.50, in light of the Staff’s comment, and because the Company has not yet received its valuation report for December 31, 2014.

Please direct any questions regarding the contents of this letter to me at (650) 565-3564 or poettinger@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger

Philip H. Oettinger

cc:                                Jeffrey Soinski, Avinger, Inc.

Matthew Ferguson, Avinger, Inc.

Mhairi Jones, Avinger, Inc.

Dan George, Avinger, Inc.

Timothy Curry, Jones Day

Ruben Garcia, Jones Day